Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2006

Mr. Rick E. Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Boulevard
South San Francisco, California 94080

Re: Theravance, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 000-30319

Dear Mr. Winningham:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Collaboration Arrangements, page 36

2004 Strategic Alliance with GSK, page 37

1. In light of the redemption rights held by GSK, please tell us how classification of
    the common stock subject to those rights within permanent equity complies with
    GAAP particularly EITF D-98.

Results of Operations, page 39

Research & Development, page 39

2. We have the following comments about your current disclosure about your research and development expenses:

    a. It appears that you no longer disclose that you do not track all of these expenses on a project basis, as you had on page 29 of Amendment #7 to Form S-1 filed on October 1, 2004. As such, please provide us, in disclosure-type format, the cost incurred during each period presented and to date for each of your major projects, to the extent you are able. To the extent that you are unable, please provide us, in disclosure-type format,: (i) a statement to that effect; (ii) an explanation of why management does not maintain and evaluate research and development costs by major project; and, (iii) other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on each major project.

    b. It appears that you no longer disclose that you are unable to estimate the length of time or the costs that will be required to complete the development of your product candidates, as you had on page 27 of Amendment #7 to Form S-1 filed on October 1, 2004. In addition, on page 16 of this filing, you disclose when you expect to complete the first of your Phase 3 clinical studies for telavancin, which would appears to be one of your candidates. As such, please provide us, in disclosure-type format, the following information for each major project or point us to the specific locations within your document where each bullet is addressed:

        *   The nature, timing and estimated costs of the efforts necessary to complete the project;
        *   The anticipated completion dates; and finally
        *   The period in which material net cash inflows from significant projects are expected to commence.

        In so doing, indicate the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, state those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 8. Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page 52

3. Collaboration Agreements, page 60

3. Please tell us the extent to which these agreements are within the scope of SFAS 68, by referencing paragraph 3. To the extent they are, please provide us, in disclosure-type format, the amount of costs incurred under those agreements during each period presented, as required by paragraph 14(b).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant